1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 15, 2004

For the month of October 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 11/16/2004	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description

99.1	Announcement on October 18, 2004: To announce related materials on disposal of MediaTek Incorporation securities

99.2	Announcement on October 18, 2004: The earthquake on 10/15 has no significant effects on the Company’s financial and business operation

99.3	Announcement on October 19, 2004: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on October 20, 2004: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.5	Announcement on October 26, 2004: Typhoon NOCK-TEN has no significant effects on the Company’s financial and business operation

99.6	Announcement on October 27, 2004: UMC announced its unconsolidated operating results for the third quarter of 2004

99.7	Announcement on October 27, 2004: Resolutions approved by the 8th meeting, 9th term of Board of Directors

99.8	Announcement on October 28, 2004: UMC Delivers 20 Millionth RADEON 9200 Chip for ATI Technologies

99.9	Announcement on November 8, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.10	Announcement on November 9, 2004: October Sales

99.11	Announcement on November 10, 2004: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on November 15, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2004/10/14~2004/10/18

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,877,000 shares; average unit price: $221.07 NTD; total amount: $414,942,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $391,450,297 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 78,955,520 shares; amount: 988,172,417 NTD; percentage of holdings: 10.26%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.77%; ratio of shareholder’s equity: 32.76%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.2

The earthquake on 10/15 has no significant effects on the Company’s financial and business operation

1.	Date of occurrence of the event: 2004/10/18

2.	Cause of occurrence:

The earthquake on 10/15 has no significant effects on the Company’s financial and business operation.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/07/01~2004/10/19

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 11; average unit price: $58,683,251 NTD; total transaction price: $645,515,760 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.4

To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation

2.	Trading date: 2004/06/18~2004/10/20

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 3,853,000 shares; average unit price: $86.43 NTD; total amount: $333,007,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 260,598,680 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 74,921,596 shares; amount: 1,356,364,668 NTD; percentage of holdings: 18.84%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.75%; ratio of shareholder’s equity: 32.74%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.5

Typhoon NOCK-TEN has no significant effects on the Company’s financial and business operation

1.	Date of occurrence of the event: 2004/10/26

2.	Cause of occurrence: Typhoon NOCK-TEN has no significant effects on the Company’s financial and business operation.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.6

UMC announced its unconsolidated operating results for the third quarter of 2004

1.	Date of the investor/press conference: 2004/10/27

2.	Location of the investor/press conference: B3 Yong Le Room, The Westin Taipei,133 Nanking East Road, Sec. 3, Taipei

3.	Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the third quarter of 2004. Year-over-year revenue increased by 60.5 % to NT$34.58 billion from NT$21.54 billion, and a 18.5% QoQ increase from NT$29.18 billion in 2Q04. The gross profit is NT$11.66 billion, increase 16.0% from NT$10.06 billion in 2Q04. The operating profit is NT$8.74 billion, a 15.1% increase compared with 2Q04. The net income for 3Q04 was NT$10.91 billion. The EPS for the third quarter in 2004 was NT$0.65.

Wafer shipments in the third quarter were 791 thousand 8-inch equivalent wafers (including UMCi), a 11.4% increase from 2Q04, and utilization rate was 94%. The blended average selling price (ASP) rose 5% during 3Q04. The percentage of revenue from 90nm in the third quarter is 2%, which is a two-fold increase from the 1% figure in 2Q04. The percentage of revenue from 0.13-micron and below technologies in the third quarter is 20%, which is a 6% increase compared with 2Q04. The percentage of revenue from the market of communication, computer and consumer products are 44%, 20% and 32%, respectively.

“We are extremely pleased with our record-setting performance in the third quarter. The combination of 791 thousand 8-inch equivalent wafer shipments and a 5% increase in the blended average selling price drove UMC’s revenue to increase 18.5% to a quarterly record and operating income to increase 15.1%. Strong demand and successful execution on capacity expansion were the key drivers behind our brilliant third-quarter performance,” said Dr. Jackson Hu, CEO at UMC.

Dr. Hu continued, “Compared to the second quarter, the percentage of 90nm business in terms of total revenue doubled to 2% in the third quarter. We expect this number to increase to at least 5% in the fourth quarter. This is a tremendous ramp-up in leading-edge technology production and once again demonstrates that we have a sound strategy of 90nm production at 300mm fabs as well as excellent R&D and mass-production capabilities. Additionally, UMC is working on the technological jump from 90nm to 65nm with our first-tier customers and expects to begin production in early 2006. We are confident that our commitment to accelerate the development of advanced process technology will enable us to serve the world’s first-tier foundry customers for years to come.”

“The future of the foundry industry is bright, despite the recent slowdown in the semiconductor market. We have seen strong demand for advanced process technologies and sustained strength in outsourcing trends. We believe that these factors will be the primary drivers for a recovery for UMC within the next two quarters. We are therefore maintaining our CAPEX level as planned since we believe that continued development and innovations in R&D for advanced process technologies will help us capitalize on future and ongoing growth opportunities in the industry.”

4.	Any other matters that need to be specified: None

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Exhibit 99.7

Resolutions approved by the 8th meeting, 9th term of Board of Directors

1.	Date of occurrence of the event: 2004/10/27

2.	Cause of occurrence:

Our board of directors has approved a list of applicants for “UMC Conversion Sale Program”. The maximum amount of common shares to be sold is no more than 1% of the total outstanding common shares as of September 22nd, 2004.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.8

UMC Delivers 20 Millionth RADEON 9200 Chip for ATI Technologies

1.	Date of occurrence of the event: 2004/10/28

2.	Cause of occurrence:

HSINCHU, Taiwan and MARKHAM, ON-October 27, 2004-UMC (NYSE; UMC) has delivered the 20 millionth RADEON 9200 chip to ATI Technologies Inc. (TSX:ATY, NASDAQ:ATYT). The chips, created with 0.15 micron process technology and manufactured on UMC’s 300mm fab 12A in Tainan and 8F 200mm fab in Hsinchu, Taiwan, bring well-needed graphic capabilities to personal computers.

Fu Tai Liou, president America Business Group at UMC noted, “ATI, a long-term partner of UMC, continues to demonstrate its leadership in the PC graphic chip industry. We are enthusiastic about the delivery of the 20 millionth RADEON 9200 chip, particularly as we reached this goal with high-yield performance and exceptionally low-defect densities, and on 300mm silicon.”

Rick Bergman, senior vice president, PC Business Unit, ATI Technologies Inc., stated, “Working with UMC has enabled ATI to very successfully deliver world-beating graphics to price-conscious customers. UMC has helped us make the RADEON 9200 the solution of choice for a wide range of PCs worldwide.”

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.9

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name of the securities: Common shares of AU Optronics Corp.

2.	Trading date: 2004/08/05~2004/11/08

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 8,600,000 shares; average unit price: $38.180 NTD; total amount: $328,350,800 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $212,549,815 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 71,215,144 shares; amount: 958,928,347 NTD; percentage of holdings: 1.44%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.67%; ratio of shareholder’s equity: 32.62%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.10

United Microelectronics Corporation

November 9, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
October	Invoice amount	10,350,191	7,880,651	2,469,540	31.34%
2004	Invoice amount	101,985,592	71,089,611	30,895,981	43.46%
October	Net sales	10,064,217	7,665,349	2,398,868	31.29%
2004	Net sales	99,147,283	68,808,222	30,339,061	44.09%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	0	0	35,495,688
UMC’s subsidiaries	23,039	23,419	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	70,991,375
UMC’s subsidiaries	-2,897	175,740	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	15,000
Financial instruments	Interest rate swap
Mark to market value	-276

b	Trading purpose : None

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Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/06/11~2004/11/09

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 15; average unit price: $51,894,257 NTD; total transaction price: $778,413,860 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.12

United Microelectronics Corporation

For the month of October, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of October, 2004

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of September 30, 2004	Number of shares held as of October 31, 2004	Changes
Vice President	Henry Liu	11,034,148	10,894,148	(140,000)

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :
Title	Name	Number of shares pledge as of September 30, 2004	Number of shares pledge as of October 31, 2004	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	October	2004
Semiconductor Manufacturing Equipment	5,471,928	42,695,349
Fixed assets	35,578	221,466

4)	The disposition of assets (NT$ Thousand)

Description of assets	October	2004
Semiconductor Manufacturing Equipment	2,227	253,532
Fixed assets	0	16,629